

4/8/2002

02022838

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED

MAR 2 9 2002

8-47100

| SEC FILE NUMBER |
| --- |
| 036301 |

### FACING PAGE
Information Required of Brokers and Dealer Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING  February 1, 2001  AND ENDING  January 31, 2002
_____MM/DD/YY_____ _____MM/DD/YY_____

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:        FED Securities, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Riverside Avenue
(No. and Street)

| Westport, | CT | 06880 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron P. Hollander                               (203) 291-7700
_____ _____
                                                (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Actis-Grande, Ronan & Company, LLC
(Name – if individual, state last, first, middle name)

| 30 Main Street, Suite 500 06810 | Danbury | | CT |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED

APR 0 9 2002

THOMSON
FINANCIAL

**CHECK ONE:**
    X Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

2

# AN OATH OR AFFIRMATION

I, Aaron P. Hollander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FED Securities, Inc., as of January 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

Notary Public

MICHELLE SIMONEAU
NOTARY PUBLIC
MY COMMISSION EXPIRES 3/31/07

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Financial Statements
and Supplemental Schedules
FED Securities, Inc.
SEC No. 036301
*For the year ended January 31, 2002*
*with Report of Independent Auditors*
*and Supplemental Report on*
*Internal Control Structure*


Filed in accordance with Rule 17a-5(c)(3) as a Public Document

FED Securities, Inc.

Financial Statements

Year ended January 31, 2002

# Contents

_____ Actis-Grande, Ronan & Company, LLC

CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Auditors

Board of Directors
FED Securities, Inc.

We have audited the accompanying statement of financial condition of FED Securities, Inc. as of January 31, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FED Securities, Inc. at January 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 25, 2002

1

# FED Securities, Inc.

## Statement of Financial Condition

January 31, 2002

| | |
|---|---:|
| **Assets** | |
| Cash | $ 237,504 |
| Receivable from related party | 28,586 |
| Investment in The NASDAQ Stock Market, Inc. | 33,100 |
| Total assets | $ 299,190 |
| | |
| **Liabilities and stockholders' equity** | |
| Liabilities: | |
| Payable to related party | $ 7,473 |
| Taxes payable | 41,156 |
| Total liabilities | 48,629 |
| | |
| Stockholders' equity: | |
| Common stock, $.01 par value, authorized 1,000 shares; issued and outstanding 200 shares | 2 |
| Additional paid-in capital | 20,025 |
| Retained earnings | 230,534 |
| Total stockholders' equity | 250,561 |
| Total liabilities and stockholders' equity | $ 299,190 |

*See accompanying notes.*

# FED Securities, Inc.

## Statement of Income

### Year ended January 31, 2002

| | |
|---|---:|
| Revenues from investment advisory services | $ 171,631 |
| Expenses: | |
| General and administrative expenses | 38,978 |
| Net income | $ 132,653 |

*See accompanying notes.*

# FED Securities, Inc.

## Statement of Changes in Stockholders' Equity

### Year ended January 31, 2002

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 31, 2001 | $ 2 | $ 20,025 | $ 98,298 | $ 118,325 |
| Net income | – | – | 132,653 | 132,653 |
| Distributions to stockholders | – | – | (417) | (417) |
| Balance at January 31, 2002 | $ 2 | $ 20,025 | $ 230,534 | $ 250,561 |

*See accompanying notes.*

# FED Securities, Inc.

## Statement of Cash Flows

### Year ended January 31, 2002

**Cash flows from operating activities**

| | |
|---|---:|
| Net income | $ 132,653 |
| Changes in operating assets and liabilities: | |
|     Increase in receivable from related party | (28,586) |
|     Decrease in taxes payable | (250) |
|     Increase in payable to related party | 5,717 |
| | |
| Net cash provided by operating activities | 109,534 |
| | |
| **Cash flows used in financing activities:** | |
| Distributions to stockholders | (417) |
| | |
| Net increase in cash | 109,117 |
| | |
| Cash at beginning of year | 128,387 |
| | |
| Cash at end of year | $ 237,504 |

*See accompanying notes.*

# FED Securities, Inc.

# Notes to Financial Statements

## January 31, 2002

### 1. Significant Accounting Policies

#### Description of Business

FED Securities, Inc. is a broker dealer whose income is from investment advisory/valuation services for customers of First Equity Development, Inc. a related party. Revenues are recognized upon completion of the related services and when collection is assured.

#### Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

### 2. Investment in The NASDAQ Stock Market, Inc.

In June 2000, the Company purchased 300 shares of common stock for $3,000 in the first phase of the NASDAQ private placement. In December 2000, the Company purchased an additional 1,000 shares of common stock for $13,000 as well as 1,200 warrants to purchase common stock in the future for $16,800 in the second phase of the private placement. Each warrant entitles the holder to purchase four shares of common stock. The warrants are exercisable in four annual tranches and the price per share of Common Stock range from $13 per share in the first year to $16 per share in the last year. Each tranche is exercisable for a one-year period. Cost approximates fair value of this investment.

### 3. Income Taxes

The Company has elected to be taxed under subchapter S of the Internal Revenue Code; accordingly no provision is made for federal or state income taxes as these taxes are the responsibility of the individual stockholders. The Company has provided for state income taxes in prior years. The Company paid $250 of state franchise taxes during the year ended January 31, 2002.

### 4. Related Party Transactions

During the year ended January 31, 2002, the Company recorded revenues of $171,631 for valuation and support services rendered to customers of First Equity Development, Inc. In addition, the Company incurred expenses of $34,326 for administrative support services provided by First Equity Development, Inc. for the year ended January 31, 2002.

### 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2002, the Company had net capital of $188,875, which was $183,875 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .26 to 1.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of January 31, 2002

Schedule I

FED Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

January 31, 2002

NET CAPITAL
  Total stockholders' equity                                      $  250,561
  Deductions and/or charges:
    Non-allowable assets                                              61,686

  Net capital                                                    $  188,875

AGGREGATE INDEBTEDNESS
  Payable to related party and accrued expenses                      48,629

  Total  aggregate indebtedness                                  $   48,629

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
  Minimum net capital required                                   $    5,000

  Excess net capital                                             $  183,875

  Ratio:  Aggregate indebtedness to net capital                   .26 to 1.0


There were no material differences between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of January 31, 2002.

FED Securities, Inc.

Statement Regarding SEC Rule 15c3-3

January 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

30 Main Street, Suite 500, Danbury, CT 06810-3047
Tel: (203) 797-0056 / Fax: (203) 778-9623
www.AGRCO.com

_____ Actis-Grande, Ronan & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditors' Supplementary Report on
## Internal Control Required by SEC Rule 17a-5

Board of Directors
FED Securities, Inc.

In planning and performing our audit of the financial statements of FED Securities, Inc. (the "Company") for the year ended January 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, as amended, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2002 and 2001, to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the National Association of Securities Dealers Inc., the Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, as amended, in their regulation of registered brokers and dealers, and should not be used for any other purpose.

March 25, 2002

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